

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2015

Via E-Mail
Ronald O. Mueller
Gibson Dunn & Crutcher LLP
1050 Connecticut Avenue NW
Washington, DC 20036

> **Re:** **Wynn Resorts, Limited**
> **DEFC14A filed March 16, 2015**
> **Response letter dated March 23, 2015**
> **File No. 0-50028**

Dear Mr. Mueller:

We have reviewed the response letter referenced above which responds to our prior comment letter dated March 19, 2015. Note that all defined terms used here have the same meaning as in the proxy statement listed above.

1. We reissue comment 1 in our letter dated March 19, 2015. Please revise your proxy statement to describe what changed between 2012 when the Company re-nominated Ms. Wynn as a director despite her pending litigation, and February 2015 when it declined to do so. Revise to describe why the concerns outlined on page 6 of the Company's definitive proxy statement exist now but did not exist or were overcome by Ms. Wynn's assurances in 2012.

2. We reissue comment 11 in our letter dated March 13, 2015 and comment 2 in our letter dated March 19, 2015. Include the explanation you have provided in your March 23, 2015 response letter in revised proxy materials. Your amended disclosure should clarify that the ability to control rating action on its Senior Notes is not impacted by Ms. Wynn's litigation; rather, if Ms. Wynn is successful in her cross claim and the rating on the Senior Notes changes, the Company may become obligated to repurchase its debt.

3. Refer to comment 10 in our comment letter dated March 13, 2015 and comment 3 in our letter dated March 19, 2015. Revise the proxy statement to include the disclosure provided in your March 23, 2015 response regarding why you believe Ms. Wynn is not independent under NASDAQ listing standards, and fully describing the Board's role in such determination of independence or lack thereof.

Please note that depending on the nature of the revised disclosure provided in response to the comments above, we may require you to disseminate additional soliciting materials. Please contact me at (202) 551-3263 with any questions about dissemination or otherwise.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions